UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 5

              ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


             ( ) Check this box if no longer subject to Section 16

        Form 4 or Form 5 obligations may continue. See Instructions 1(b)


1. Name and Address of Reporting Person

   Gerard Werner
   C/O Oak Brook Capital II, Inc.
   360 Thames Street
   Newport, RI  02840
   US


2. Issuer Name and Ticker or Trading Symbol

   Oak Brook Capital II, Inc.

   Issuer not trading on any medium of exchange


3. IRS or Social Security Number of Reporting Person (Voluntary)

   N/A


4. Statement for Month/Year

   May 20, 1999


5. If Amendment, Date of Original (Month/Year)

   N/A


6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   (X) Director (X) 10% Owner (X) Officer (give title below) ( ) Other

   (specify below)

   Chairman and 10% Owner


7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

__________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
__________________________________________________________________________________________________________________________________
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |      |7.Nature of Indirect
                           | Transaction |  or Disposed of (D)              |  Securities       |6.Dir |  Beneficial Ownership
                           |      |      |                                  |  Beneficially     |ect   |
                           |      |    | |                  |   |           |  Owned at End     |(D)or |
                           |      |    | |                  | A/|           |  of Issuer's      |Indir |
                           | Date |Code|V|    Amount        | D |    Price  |  Fiscal Year      |ect(I)|
__________________________________________________________________________________________________________________________________
COMMON STOCK (voting)      |12/28/|J   | |    552,600***    |A  |    $.0038 |  N/A              |D     |N/A
                           |99    |    | |                  |   |           |                   |      |
----------------------------------------------------------------------------------------------------------------------------------
__________________________________________________________________________________________________________________________________
__________________________________________________________________________________________________________________________________
 Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Year        |(I)|
___________________________________________________________________________________________________________________________________
                                                                                                                      <C
                      |        |     |    | |           |   |     |     |            |       |       |            |   |
                      |        |     |    | |           |   |     |     |            |       |       |            |   |
-----------------------------------------------------------------------------------------------------------------------------------
                      |        |     |    | |           |   |     |     |            |       |       |            |   |
___________________________________________________________________________________________________________________________________

Explanation of Responses

*** Since May 15, 1998 (the date of the Issuer's formation), the Issuer has sold its Common Stock to the reporting person listed in the table below in transactions summarized as follows:



Name                 Date of    Shares      Aggregate    Purchase
                     Sale                   Purchase     Price
                                            Price        per Share


Gerard Werner        05/15/98   552,600     $30,000(1)   $0.0038


(1) Consideration consisted of pre-incorporation consulting services rendered to the Issuer related to investigating and developing the Issuer's proposed business plan and capital structure and completing the organization and incorporation of the Issuer.

    With respect to the sales made, the Issuer relied on Section 4(2) of the Securities Act of 1933, as amended. No advertising or general solicitation was employed in offering the shares. The securities were offered for investment only and not for the purpose of resale or distribution, and the transfer thereof was appropriately restricted.

    In general, under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Issuer.

    Each of the sales listed above was made either for cash or for services. Sales for which the consideration was services were made in reliance upon the exemption from registration provided by Rule 701 adopted pursuant to Section 3(b) of the Securities Act of 1933. Sales for which the consideration was cash were made in reliance upon the exemption from registration offered by Section 4(2) of the Securities Act of 1933. Based upon the Preincorporation Consultation and Subscription Agreement executed by the reporting person who acquired shares for services, and the Subscription Agreement and Investment Representations executed by the reporting person who acquired shares for cash, and based upon the pre-existing relationship between the cash subscribers and the Issuer's officers and directors, the Issuer had reasonable grounds to believe immediately prior to making an offer to the reporting person, and did in fact believe, when such subscriptions were accepted, that such reporting person (1) was purchasing for investment and not with a view to distribution, and (2) had such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks of their investment and were able to bear those risks. The reporting person had access to pertinent information enabling them to ask informed questions. The shares were issued without the benefit of registration. An appropriate restrictive legend is imprinted upon each of the certificates representing such shares, and stop-transfer instructions have been entered in the Issuer's transfer records. All such sales were effected without the aid of underwriters, and no sales commissions were paid.
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SIGNATURE OF REPORTING PERSON

/s/ Gerard Werner

DATE

May 20, 1999